UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GEVITY HR, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

374393106
(CUSIP Number)

Thomas J. Murphy c/o General Atlantic Service Company, LLC 3 Pickwick Plaza Greenwich, Connecticut 06830 Tel. No.: (203) 629-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374393106	Page 3 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: HR Acquisitions, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 2,211,500 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	Page 4 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 2,211,500 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	Page 5 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: General Atlantic Partners 84, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 2,211,500 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 374393106	Page 6 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 2,211,500 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	Page 7 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 2,211,500 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	Page 8 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 2,211,500 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	Page 9 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 2,211,500 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 374393106	Page 10 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 2,211,500 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 374393106	Page 11 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 2,211,500 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 374393106	Page 12 of 16 Pages

SCHEDULE 13D

This Amendment No. 3 (this “Amendment”) to the Schedule 13D filed on May 27, 2008, as amended by Amendment No. 1, dated July 30, 2008, and Amendment No. 2, dated January 21, 2009 (collectively, the “Schedule 13D”) by the Reporting Persons (as such term is defined in the Schedule 13D) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Gevity HR, Inc., a Florida corporation (the “Company”), and is being filed to amend the Schedule 13D as specifically set forth below.

Item 2.           Identity and Background.

No material change.

Item 4.           Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end thereof:

On March 4, 2009, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TriNet Group, Inc., a Delaware corporation (“Parent”), and Gin Acquisition, Inc., a Florida corporation and a wholly owned subsidiary of Parent (“Merger Sub”). GAPCO III, GAPCO IV, KG, GapStar and certain other affiliates of the Reporting Persons together own a majority of the voting shares of Parent. Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). At the time at which the Merger becomes effective (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Common Stock held in the treasury of the Company or held by any direct or indirect wholly owned subsidiary of the Company and (ii) shares of Common Stock owned by Parent or Merger Sub or any direct or indirect wholly owned subsidiary of Parent or Merger Sub) will be converted into the right to receive $4.00 in cash, without interest (the “Merger Consideration”). The shares of Common Stock held by

CUSIP No. 374393106	Page 13 of 16 Pages

SCHEDULE 13D

the Reporting Persons will be contributed to Parent or a subsidiary of Parent immediately prior to the Effective Time and such shares will not be converted into the right to receive the Merger Consideration.

Concurrently with the execution of the Merger Agreement, ValueAct Capital Master Fund, L.P., ValueAct Capital Master Fund III, L.P. and Todd Bourell (each, a “ValueAct Shareholder,” and collectively, the “ValueAct Shareholders”) and Parent entered into a Voting and Support Agreement, dated as of March 4, 2009 (the “Voting Agreement”). The ValueAct Shareholders collectively own 13.3% of the Common Stock. Under the Voting Agreement, the ValueAct Shareholders agreed to vote (or cause to be voted), in person or by proxy, all their Covered Shares (as defined in the Voting Agreement) (i) in favor of the adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof), (ii) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of the ValueAct Shareholders contained in the Voting Agreement, and (iii) except with the written consent of Parent, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (A) any Acquisition Proposal (as defined in the Merger Agreement); or (B) any other action or proposal, involving the Company or any subsidiary of the Company that would reasonably be expected to prevent or materially impede, interfere with, delay, postpone or adversely affect the Merger or any other transaction contemplated by the Merger Agreement.

CUSIP No. 374393106	Page 14 of 16 Pages

SCHEDULE 13D

Pursuant to the Voting Agreement, the ValueAct Shareholders also granted and appointed Parent and certain officers of Parent, in their capacities as such, as their irrevocable proxy and attorney-in-fact (with the full power of substitution and resubstitution) to vote the shares of Common Stock held by the ValueAct Shareholders as indicated in the Voting Agreement. The proxy so granted will terminate upon any termination of the Voting Agreement in accordance with its terms. The Voting Agreement terminates on the date that is the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) written notice of termination of the Voting Agreement by Parent to the ValueAct Shareholders or (iv) the amendment of the Merger Agreement to provide for a reduction in the amount of the Merger Consideration or a change in the form of the Merger Consideration.

The descriptions herein of the Merger Agreement and the Voting Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements included as Exhibits 4 and 5 to this Schedule 13D, which are incorporated by reference into this Item 4.

Item 5.        Interest in Securities of the Issuer.

No material change.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

The information set forth in Item 4 of this Amendment is hereby incorporated by reference herein.

CUSIP No. 374393106	Page 15 of 16 Pages

SCHEDULE 13D

Item 7.       Materials to be Filed as Exhibits.

Item 7 is hereby amended by adding the following at the end thereof.

Exhibit 4:

Merger Agreement, dated as of March 4, 2009, between the Company, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Gevity HR, Inc. on March 6, 2009).

Exhibit 5:

Voting and Support Agreement, dated as of March 4, 2009, between Parent and ValueAct Shareholders (incorporated by reference to Exhibit 2.2 to the Schedule 13D filed by TriNet Group, Inc. on March 6, 2009).

CUSIP	Page 16 of 17 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2009

HR ACQUISITIONS, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GENERAL ATLANTIC LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GENERAL ATLANTIC PARTNERS 84, L.P.
By:	General Atlantic LLC, Its general partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAP COINVESTMENTS III, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: A Managing Member

GAP COINVESTMENTS IV, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: A Managing Member

CUSIP No. 374393106	Page 17 of 18 Pages

SCHEDULE 13D

GAPSTAR, LLC
By:	General Atlantic LLC, Its sole member
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAP COINVESTMENTS CDA, L.P.
By:	General Atlantic LLC, Its general partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAPCO GMBH & CO. KG
By:	GAPCO Management GmbH, Its general partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAPCO MANAGEMENT GMBH
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director